Exhibit 99.5

BUENOS AIRES, May 27, 2020

COMISIÓN NACIONAL DE VALORES (“CNV”)
Subgerencia de Sociedades Emisoras
25 de Mayo 175
City of Buenos Aires
To: Gerencia de Emisoras

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
City of Buenos Aires

Notice: CPSA-GG-N-0154/20-AL
Subject: Information set forth by Section 63 of Buenos Aires Stock Exchange Regulations

Dear Mr. /Madam,

Pursuant to the section mentioned above, we inform that on May 27, 2020, the Board of Directors of Central Puerto S.A. approved the financial statements and other documents for the period ended March 31, 2020. Moreover, it acknowledged the corresponding reports by the Auditor and the Statutory Audit Committee.

Regard being had to the foregoing, we inform the following:

1.
Income (loss) for the three-month period ended March 31, 2020:

ARS 000
Income(loss) for the period
attributable to shareholders of the Company	932,638
attributable to non-controlling shareholding	23,631
Total income(loss) for the period- Income	956,269

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

2.
Other comprehensive income for the three-month period ended March 31, 2020:

ARS 000
Other comprehensive income for the period
attributable to shareholders of the Company	-
attributable to non-controlling shareholding	-
Total of other comprehensive income for the period	-

3.
Total comprehensive income for the three-month period ended March 31, 2020:

ARS 000
Net comprehensive income for the period
attributable to shareholders of the Company	932,638
attributable to non-controlling shareholding	23,631
Total net comprehensive income for the period- Income	956,269

4.
Statement of shareholders’ equity details divided in items and amount as at March 31, 2020:

ARS 000
Share Capital – Face Value	1,514,022
Capital adjustment	19,971,268
Statutory Reserve	2,564,266
Optional Reserve	28,578,734
Retained earnings	10,283,597
Income (loss) for the period	932,638
Non-controlling shareholding	876,718
Total	64,721,243

attributable to shareholders of the Company	63,844,525
attributable to non-controlling shareholding	876,718

5.
Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company and Operating S.A. (“OPER”), Hidroneuquén S.A. (“HNQ”) and Sociedad Argentina de Energía S.A. (“SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that share capital is under public offering and it is listed in the Buenos Aires Stock Exchange (“BCBA”) and; since February 2, 2018, in the New York Stock Exchange (“NYSE”). Therefore, shareholding may experience variations, which the company may not be aware of.

Yours sincerely,

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